UNITED STATES SECURITIES & EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 5)*

MedAvail Holdings, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

58406B103
(CUSIP Number)

Redmile Group, LLC Attn: Jennifer Ciresi One Letterman Drive, Bldg D, Ste D3-300 San Francisco, CA 94129 (415) 489-9980
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 58406B103

1.	NAME OF REPORTING PERSON
Redmile Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
59,194,400 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
59,194,400 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
59,194,400 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
56.5% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

(1) The source of funds was working capital of the Redmile Funds (as defined in Item 5(a) below).

(2) The information in Item 5(a) below relating to the shares of common stock, $0.001 par value per share, of the Issuer (the “Common Stock”) that are or may be deemed beneficially owned by the Reporting Person (as defined in Item 2 below) is incorporated by reference herein.

(3) Percent of class calculated based on the sum of: (i) 80,169,719 shares of Common Stock outstanding as of December 31, 2022 as disclosed in the securities purchase agreement, dated as of March 9, 2023, by and among the Issuer and certain investors in the Issuer’s Common Stock (the “Purchase Agreement”), plus (ii) 24,589,884 shares of Common Stock subject to the warrants to purchase shares of Common Stock (the “Warrants”) that are exercisable within 60 days of the date of this filing, including 12,520,256 shares of Common Stock, subject to the Exercise Cap (as defined in Item 5(a) below), that issuable under the pre-funded warrants purchased by RedCo II Master Fund, L.P. in a private placement on March 13, 2023 (the “Private Placement”) pursuant to the terms of the Purchase Agreement.

CUSIP No.: 58406B103

1.	NAME OF REPORTING PERSON
Jeremy C. Green
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
59,194,400 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
59,194,400 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
59,194,400 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
56.5% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) The source of funds was working capital of the Redmile Funds (as defined in Item 5(a) below).

(2) The information in Item 5(a) below relating to the shares of the Issuer’s Common Stock that are or may be deemed beneficially owned by the Reporting Person (as defined in Item 2 below) is incorporated by reference herein.

(3) Percent of class calculated based on the sum of: (i) 80,169,719 shares of Common Stock outstanding as of December 31, 2022, as disclosed in the Purchase Agreement, plus (ii) 24,589,884 shares of Common Stock subject to the Warrants issued to the Redmile Funds that are exercisable within 60 days of the date of this filing, including 12,520,256 shares of Common Stock, subject to the Exercise Cap (as defined in Item 5(a) below), that are issuable under the pre-funded warrants purchased by RedCo II Master Fund, L.P. in the Private Placement pursuant to the terms of the Purchase Agreement.

CUSIP No.: 58406B103

1.	NAME OF REPORTING PERSON
Redmile Capital Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
5,225,170 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
5,225,170 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,225,170 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The information in Item 5(a) below relating to the shares of the Issuer’s Common Stock that are or may be deemed beneficially owned by the Reporting Person (as defined in Item 2 below) is incorporated by reference herein.

(2) Percent of class calculated based on the sum of: (i) 80,169,719 shares of Common Stock outstanding as of December 31, 2022, as disclosed in the Purchase Agreement, plus (ii) 1,250,158 shares of Common Stock subject to the Warrants issued to Redmile Capital Fund, L.P. that are exercisable within 60 days of the date of this filing.

CUSIP No.: 58406B103

1.	NAME OF REPORTING PERSON
Redmile Strategic Master Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
4,094,288 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
4,094,288 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,094,288 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The information in Item 5(a) below relating to the shares of the Issuer’s Common Stock that are or may be deemed beneficially owned by the Reporting Person (as defined in Item 2 below) is incorporated by reference herein.

(2) Percent of class calculated based on the sum of: (i) 80,169,719 shares of Common Stock outstanding as of December 31, 2022, as disclosed in the Purchase Agreement, plus (ii) 755,146 shares of Common Stock subject to the Warrants issued to Redmile Strategic Master Fund, LP that are exercisable within 60 days of the date of this filing.

CUSIP No.: 58406B103

1.	NAME OF REPORTING PERSON
RedCo II Master Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
41,166,949 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
41,166,949 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
41,166,949 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.3% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The information in Item 5(a) below relating to the shares of the Issuer’s Common Stock that are or may be deemed beneficially owned by the Reporting Person (as defined in Item 2 below) is incorporated by reference herein.

(2) Percent of class calculated based on the sum of: (i) 80,169,719 shares of Common Stock outstanding as of December 31, 2022, as disclosed in the Purchase Agreement, plus (ii) 22,069,153 shares of Common Stock subject to the Warrants issued to RedCo II Master Fund, L.P. that are exercisable within 60 days of the date of this filing, including, subject to the Exercise Cap (as defined in Item 5(a) below), 12,520,256 shares of Common Stock that are issuable under the pre-funded warrants purchased by RedCo II Master Fund, L.P. in the Private Placement pursuant to the terms of the Purchase Agreement.

This amendment No. 5 to Schedule 13D (this “Amendment”) amends and supplements the original Schedule 13D filed with the SEC on November 27, 2020, which was previously amended and supplemented by that amendment No. 1 to Schedule 13D filed with the SEC on November 29, 2021, by that amendment No. 2 to Schedule 13D filed with the SEC on January 14, 2022, by that amendment No. 3 to Schedule 13D filed with the SEC on April 6, 2022, and by that amendment No. 4 to Schedule 13D filed with the SEC on July 6, 2022 (collectively, the “Prior Schedule 13D”), by some or all of Redmile Group, LLC, Jeremy C. Green, Redmile Capital Fund, L.P., Redmile Capital Offshore II Master Fund, Ltd., Redmile Strategic Master Fund, LP, Redmile Private Investments I, L.P., RedCo I, L.P. and RedCo II Master Fund, L.P., relating to the common stock, $0.001 par value per share (the “Common Stock”), of MedAvail Holdings, Inc., a Delaware corporation (the “Issuer”).

Capitalized terms used but not defined in this Amendment No. 5 shall have the meanings set forth in the Prior Schedule 13D. Except as specifically amended by this Amendment No. 5, the Prior Schedule 13D is unchanged.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The source of funds was working capital of the entities for which Redmile is the investment manager/adviser listed in items (i) through (ix) of Item 5(a) below.

The Issuer entered into a securities purchase agreement, dated as of March 9, 2023, by and among the Issuer and certain investors in the Issuer’s Common Stock, including RedCo II Master Fund, L.P. (the “Purchase Agreement”). Pursuant to the terms of the Purchase Agreement, the Issuer in a private placement on March 13, 2023 (the “Private Placement”) issued and sold to RedCo II Master Fund, L.P. pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to an aggregate of 38,916,562 shares of Common Stock (the “Pre-Funded Warrant Shares”), at a price per share equal to $0.3212, for an aggregate purchase price of approximately $12,500,000. The source of funds for the aggregate purchase price was working capital of RedCo II Master Fund, L.P.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Prior Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a) The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Persons is comprised of the following: (i) 3,975,012 shares of Common Stock and warrants to purchase 1,250,158 shares of Common Stock held by Redmile Capital Fund, L.P., (ii) 1,129,184 shares of Common Stock and warrants to purchase 343,973 shares of Common Stock held by Redmile Capital Offshore Master Fund, Ltd., (iii) 1,803,559 shares of Common Stock held by Redmile Capital Offshore II Master Fund, Ltd., (iv) 3,339,142 shares of Common Stock and warrants to purchase 755,146 shares of Common Stock held by Redmile Strategic Master Fund, LP, (v) 1,595,777 shares of Common Stock and warrants to purchase 82,789 shares of Common Stock held by Redmile Private Investments I, L.P., (vi) 1,187,939 shares of Common Stock and warrants to purchase 61,628 shares of Common Stock held by Redmile Private Investments I Affiliates, L.P., (vii) 270,384 shares of Common Stock and a warrant to purchase 27,037 shares of Common Stock held by RAF, L.P., (viii) 2,205,723 shares of Common Stock held by RedCo I, L.P., and (ix) 19,097,796 shares of Common Stock and, subject to the Exercise Cap (as defined below), warrants to purchase 22,069,153 shares of Common Stock held by RedCo II Master Fund, L.P. Under the terms of the Pre-Funded Warrants, prior to obtaining the requisite approvals, the Issuer may not issue Pre-Funded Warrant Shares to any of the holders of the Pre-Funded Warrants if and to the extent that such issuance would exceed the aggregate number of shares of Common Stock that the Issuer may issue without violating the rules or regulations of Nasdaq Stock Market LLC, which is limited to 19.99% of the Issuer’s outstanding Common Stock (the “Exercise Cap”). Under the Exercise Cap, up to 12,520,256 Pre-Funded Warrant Shares may be issued to RedCo II Master Fund, L.P. upon its exercise of the Pre-Funded Warrants, representing its pro rata share of the Pre-Funded Warrant Shares issuable under the Exercise Cap. Without the Exercise Cap, RedCo II Master Fund, L.P. would beneficially own warrants to purchase an aggregate of 48,465,459 shares of Common Stock, and Redmile and Mr. Green would have indirect beneficial ownership of warrants to purchase an aggregate of 50,986,190 shares of Common Stock.

Redmile is the investment manager/adviser to each of the private investment vehicles and separately managed accounts listed in items (i) through (ix) (collectively, the “Redmile Funds”) and, in such capacity, exercises sole voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile and also may be deemed to be the beneficial owner of these shares. Redmile and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

For purposes of this Schedule 13D:

(i) the percent of class beneficially owned by Redmile and Mr. Green is calculated based on the sum of: (x) 80,169,719 shares of Common Stock outstanding as of December 31, 2022 as disclosed in the Purchase Agreement, plus (y) 24,589,884 shares of Common Stock subject to the warrants to purchase shares of Common Stock (the “Warrants”) issued to the Redmile Funds that are exercisable within 60 days of the date of this filing, including, subject to the Exercise Cap, 12,520,256 Pre-Funded Warrant Shares purchased by RedCo II Master Fund, L.P. in the Private Placement pursuant to the terms of the Purchase Agreement;

(ii) the percent of class beneficially owned by Redmile Capital Fund, L.P. is calculated based on the sum of: (x) 80,169,719 shares of Common Stock outstanding as of December 31, 2022, as disclosed in the Purchase Agreement, plus (y) 1,250,158 shares of Common Stock subject to the Warrants issued to Redmile Capital Fund, L.P. that are exercisable within 60 days of the date of this filing;

(iii) the percent of class beneficially owned by Redmile Strategic Master Fund, LP is calculated based on the sum of: (x) 80,169,719 shares of Common Stock outstanding as of December 31, 2022, as disclosed in the Purchase Agreement, plus (y) 755,146 shares of Common Stock subject to the Warrants issued to Redmile Strategic Master Fund, LP that are exercisable within 60 days of the date of this filing;

(iv) the percent of class beneficially owned by RedCo II Master Fund, L.P. is calculated based on the sum of: (x) 80,169,719 shares of Common Stock outstanding as of December 31, 2022, as disclosed in the Purchase Agreement, plus (y) 22,069,153 shares of Common Stock subject to the Warrants issued to RedCo II Master Fund, L.P. that are exercisable within 60 days of the date of this filing, including, subject to the Exercise Cap, 12,520,256 Pre-Funded Warrant Shares purchased by RedCo II Master Fund, L.P. in the Private Placement pursuant to the terms of the Purchase Agreement.

(b)	Redmile Group, LLC:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 59,194,400

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 59,194,400

Jeremy C. Green:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 59,194,400

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 59,194,400

Redmile Capital Fund, L.P.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 5,225,170

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 5,225,170

Redmile Strategic Master Fund, LP:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 4,094,288

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 4,094,288

RedCo II Master Fund, L.P.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 41,166,949

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 41,166,949

(c)  The information in Item 3 above relating to the transactions effected by the Reporting Persons in the Issuer’s Common Stock is incorporated herein by reference. No other transactions have been effected by the Reporting Persons during the past sixty days.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

The paragraphs under the heading “Securities Purchase Agreement” and “Registration Rights Agreement” are hereby added after the last paragraph in Item 6 of the Prior Schedule 13D:

Securities Purchase Agreement

The Purchase Agreement was entered into as of March 9, 2023 by and among the Issuer and certain investors in the Issuer’s Common Stock, including RedCo II Master Fund, L.P. (the “Purchasers”). Pursuant to the terms of the Purchase Agreement, the Issuer issued and sold the Pre-Funded Warrants and Pre-Funded Warrant Shares to RedCo II Master Fund, L.P. at a price per share equal to $0.3212 (the “Warrant Share Purchase Price”). In addition to the Pre-Funded Warrants, the Issuer also agreed to issue and sell to each of the Purchasers following to certain requisite approvals, cash warrants (the “Series A Warrants”) to purchase shares of the Issuer’s Common Stock up to an amount equal to 100% of the number of Pre-Funded Warrant Shares purchased by each such Purchaser in the Private Placement (the “Series A Warrant Shares”). The Pre-Funded Warrants and Series A Warrants (collectively, the “New Warrants”) and the Pre-Funded Warrant Shares and the Series A Warrant Shares (collectively, the “Warrant Shares”) are described in more detail below.

The foregoing summary of the Purchase Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such document, which is filed as Exhibit 99.10 to this Schedule 13D and is incorporated herein by reference.

Pre-Funded Warrants to Purchase Common Stock

The Pre-Funded Warrants acquired by RedCo II Master Fund, L.P. in the Private Placement entitles such Redmile Fund to purchase up to an aggregate of 38,916,562 Pre-Funded Warrant Shares at an exercise price of $0.001. The Pre-Funded Warrants are exercisable by the holder at any time on or after the issuance date until fully exercised, subject to the Exercise Cap.

The foregoing summary of the Pre-Funded Warrants is not intended to be complete and is qualified in its entirety by reference to the full text of the Form of Pre-Funded Warrant, which is filed as Exhibit 99.12 to this Schedule 13D and is incorporated herein by reference.

Series A Warrants to Purchase Common Stock

The Series A Warrants acquired by RedCo II Master Fund, L.P. in the Private Placement will be issued to such Redmile Fund by the Issuer two business days after the Issuer receives the requisite approvals from its stockholders and The Nasdaq Stock Market LLC to the issuance of the Warrants under the Purchase Agreement (including any Warrant Shares issuable upon the exercise of the New Warrants) in excess of 19.99% of the Issuer’s outstanding Common Stock, which is not expected to occur within 60 days of the date of this filing. The Series A Warrants will entitle RedCo II Master Fund, L.P. to purchase up to an aggregate of 38,916,562 Series A Warrant Shares at an exercise price per share equal to 120% of the Warrant Share Purchase Price, which has been calculated as $0.38544. The Series A Warrants will be exercisable by the holder at any time on or after the issuance date until the five-year anniversary of the closing date of the Purchase Agreement.

The foregoing summary of the Series A Warrants is not intended to be complete and is qualified in its entirety by reference to the full text of the Form of Series A Warrant, which is filed as Exhibit 99.13 to this Schedule 13D and is incorporated herein by reference.

Registration Rights Agreement

In connection with the Private Placement, the Issuer will grant registration rights to the investors, including RedCo II Master Fund, L.P., under a Registration Rights Agreement dated as of March 9, 2023 (the “Registration Rights Agreement”), pursuant to which, among other things, the Issuer will prepare and file with the SEC, (i) within 60 days of the closing under the Purchase Agreement, a registration statement to register for resale the Pre-Funded Warrant Shares issued or issuable upon exercise of the Pre-Funded Warrants that are sold in the Private Placement, and (ii) within 30 days of the issuance date of the Series A Warrants, a registration statement to register for resale the Series A Warrant Shares issued or issuable upon exercise of the Series A Warrants that are sold in the Private Placement.

The foregoing summary of the Registration Rights Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such document, which is filed as Exhibit 99.11 to this Schedule 13D and is incorporated herein by reference. Except as described above, no contracts, arrangements, understandings, or relationships (legal or otherwise) exist between any Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Except as described above, none of the Reporting Persons is a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.	Material to Be Filed as Exhibits.

The exhibit list in Item 7 of the Prior Schedule 13D is hereby amended and supplemented by adding Exhibit 99.9 to Exhibit 99.13, and the remainder of Item 7 of the Prior Schedule 13D is unchanged and the exhibits listed therein have been previously filed.

Exhibit Number	Description
Exhibit 99.9	Joint Filing Agreement, dated as of March 14, 2023, by and among Redmile Group, LLC, Jeremy C. Green, Redmile Capital Fund, L.P., Redmile Strategic Master Fund, LP and RedCo II Master Fund, L.P.

Exhibit 99.10	Securities Purchase Agreement, dated as of March 9, 2023, by and among the Issuer and certain investors in the Issuer’s Common Stock (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on March 14, 2023).

Exhibit 99.11	Registration Rights Agreement, dated as of March 9, 2023, by and among the Issuer and certain investors in the Issuer’s Common Stock (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on March 14, 2023).

Exhibit 99.12	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on March 14, 2023).

Exhibit 99.13	Form of Series A Warrant (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on March 14, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2023	REDMILE GROUP, LLC

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: March 14, 2023	/s/ Jeremy C. Green
JEREMY C. Green

Dated: March 14, 2023	Redmile Strategic Master FUnd, LP
By: Redmile Group, LLC, its Investment Manager

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: March 14, 2023	redmile Capital Fund, l.p.
by: redmile group, llc, its Investment Manager

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: March 14, 2023	ReDCO II master fund, L.P.
By: REDCO II (GP), LLC, its GENERAL PARTNER

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member